MANAGEMENT DISCUSSION & ANALYSIS

2021

March 2, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2021 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A, along with our consolidated financial statements for the year ended December 31, 2021, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 2, 2022. Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including: our belief as to the potential and mode of action of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals, focus and objectives for the development of pelareorep, including our immediate primary focus on advancing our program in hormone receptor-positive / human epidermal growth factor 2-negative metastatic breast cancer to a phase 3 licensure-enabling study; the impact of the COVID-19 pandemic on our research and development activities, business operations and financial condition, our plans to mitigate any such impact; the potential impact of the COVID-19 pandemic on stock markets and global economic activity; our plan to actively manage the development of our clinical trial program, our preclinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding the anticipated benefits and value to us of additional clinical data; our current clinical development approach; our exploration of additional registration program opportunities; our expectations as to the purpose, design, outcomes and benefits of our current or pending clinical trials involving pelareorep; our expectations regarding enrollment under our various clinical trials; our expectations respecting the delivery of additional clinical data and the timing thereof; our anticipated milestones and catalysts; our planned 2022 development activity for pelareorep; our 2022 manufacturing program; our anticipated 2022 cash requirements to fund our operations; our anticipated 2022 expenses relating to clinical trials, manufacturing and related process development, intellectual property, translational science, personnel-related and other and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our anticipated cash usage in 2022; our plans for funding our capital expenditure requirements; our approach to credit rate, interest rate, foreign exchange and liquidity risk mitigation; the effectiveness of our internal control systems; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Forward-looking statements, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward- looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to recruit and retain talented employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Pelareorep Development Update For 2021

Oncolytics Biotech Inc. is a Development-Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.

Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our translational science program, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During 2021, the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic has touched elements of our business operations. COVID-19, including its variants, have created challenges affecting our clinical trial activities, including patient enrollment and site activation, along with our manufacturing supply chain. Some of the challenges have included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business, to date, has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, COVID-19 has caused and may continue to cause significant fluctuations in stock markets, global economic activity, and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.

The extent to which COVID-19 might prolong and/or cause significant disruptions to our business and materially impact our results of operations and our ongoing and planned clinical studies will depend on future developments. These future developments are highly uncertain and cannot be predicted, such as the duration and severity of outbreaks, including future potential waves or cycles, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets. A lack of coordinated responses on risk mitigation and vaccination deployment with respect to the COVID-19 pandemic could result in significant increases to the duration and severity of the pandemic and could have a corresponding negative impact on our business.

We will continue to monitor COVID-19 and its impact on our industry and business. We are collaborating with our investigators, partners, and vendors to minimize its effect and to ensure the safety of patients and employees, minimize the effect of supply chain challenges, and maintain the advancement of our clinical programs. We expect these measures will allow us to adequately respond to any COVID-19-related challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may materially impact clinical timelines.

Clinical Trial Program

The ultimate objective of our clinical development program is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast cancer, pancreatic cancer, colorectal cancer, myeloma, and other malignancies. Our immediate primary focus continues to be on advancing our program in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer (mBC) to a phase 3 licensure-enabling study. In addition, we are looking to explore other registration program opportunities.

Our current clinical development approach centers on pelareorep's ability to stimulate immune-mediated tumor killing, particularly in combination with immune checkpoint inhibitors and other immune-based therapies. We believe this approach has the most promise for generating clinically impactful data and offers the most expeditious path to approval. As our clinical development program advances, we anticipate that pelareorep's ability to enhance innate and adaptive immune responses when combined with different classes of immunotherapies will play an increasing role. This greatly increases the opportunities for expansion of our clinical program along with business development and partnering to address a broad range of cancers in combination with a variety of partner therapies.

2021 Developments

Clinical studies aiding our breast cancer program

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®). In 2020, we published various clinical data demonstrating the ability of pelareorep to promote a pro-inflammatory tumor microenvironment (TME) and provided a basis for the findings of our prior successful phase 2 trial (IND.213) that showed a statistically significant near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients. These data also highlighted the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep.

In 2021, we published the results at the 2021 AACR Annual Meeting showing the first two cohorts of patients receiving pelareorep plus checkpoint blockade therapy met the trial's primary endpoint. These patients were treated with pelareorep and letrozole without (cohort 1) or with (cohort 2) the PD-L1 inhibitor atezolizumab prior to surgery. Evaluation of cohorts 1 and 2 was the core objective of AWARE-1, as HR+/HER2- is the breast cancer subtype we intend to examine in a future registrational study. Key data and conclusions included:
•60% of cohort 2 patients (n=10) saw a CelTIL increase of at least 30% from baseline (pre-pelareorep administration) to surgery (21-days post-administration), exceeding the study's pre-specified primary endpoint;
•Cohort 1 also showed a promising trend towards an increased CelTIL score, with 40% of patients showing a 30% increase in the CelTIL value;
•Treatment with pelareorep alone or in combination with atezolizumab increased tumor PD-L1 expression and led to the conversion of PD-L1 negative tumors into PD-L1 positive tumors;
•Pelareorep profoundly reverses immunosuppressive tumor microenvironments and promotes immune effector cell infiltration into solid tumors, positioning it as an enabling technology for a variety of immunotherapeutic agents;
•Tumor-cell specific pelareorep replication was observed in all evaluated patients following intravenous pelareorep administration;
•70% of all cohort 1 and 2 patients (n=20) saw an increase in CelTIL from baseline to surgery;
•The addition of atezolizumab enhances pelareorep's ability to generate and expand new anti-viral and anti-tumor T cell clones in the tumor and periphery; and
•Compared to cohort 1, cohort 2 patients had a higher ratio of CD8+ T cells to regulatory T cells, suggesting pelareorep and checkpoint inhibition enhances inflammation within the tumor microenvironment.

Additional data analysis from AWARE-1 indicated that changes in peripheral blood T cell populations may be a predictive biomarker of pelareorep therapy. Collectively, these analyses further demonstrate pelareorep's immunotherapeutic mechanism of action and its ability to synergize with checkpoint inhibitors such as atezolizumab. They also suggest that changes in peripheral blood T cell populations are predictive of response to pelareorep therapy and could potentially serve as the basis for a blood-based biomarker to inform the design of subsequent studies.

Co-development Agreement with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab (Bavencio®), a human anti-PD-L1 antibody, for the treatment of HR+/HER2- mBC. This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1, is an open-label study planned to enroll 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab. PrECOG LLC, a leading cancer research network, is managing the BRACELET-1 study. We dosed the first patient in 2020.

The study is examining the expression of immune-related biomarkers to identify changes in T cell population between pretreatment and on-therapy biopsies and seek to confirm our previously identified biomarker. It is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1. The safety of the combination is also being evaluated. The results of this study may provide an opportunity to add an arm to our proposed registration study that includes a checkpoint inhibitor in addition to the chemotherapy-pelareorep combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population where we presented compelling mBC survival data from our IND.213 study at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our contemplated registration study, permitting for a smaller study with a higher likelihood of clinical success.

In 2021, we began data analysis activities, continued patient enrollment and treatment, and completed study initiating activities including selecting and readying additional clinical trial sites.

Licensing Agreement with Adlai Nortye Biopharma Co., Ltd: bridging clinical trial
In 2021, our partner, Adlai Nortye Biopharma Co., Ltd. (Adlai), dosed the first patient in a bridging clinical trial evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer. We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai in November 2017, under which Adlai will have exclusive development and commercialization rights to pelareorep in certain Asian regions and we are entitled to certain milestone payments. Results from the bridging trial are expected to allow Adlai to include data from our North American metastatic breast cancer trials in a future submission to Chinese regulators.

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab: IRENE study
In 2021, we published a positive interim safety update at the 2021 San Antonio Breast Cancer Symposium (SABCS) and continued patient enrollment activities in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. This single-arm, open-label, phase 2 trial, known as IRENE, is investigating the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor, retifanlimab, in patients with metastatic triple-negative breast cancer (TNBC). This study plans to enroll 25 patients.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study is also evaluating changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
In 2021, we received approval for our GOBLET study from the German federal agency. This phase 1/2 trial, announced in 2020, is a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The study is investigating the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study is expected to be conducted at up to 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and blood-based biomarkers (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

In 2021, we dosed our first patient, continued with patient enrollment and treatment along with study startup activities, including selecting and readying clinical trial sites.

Pancreatic cancer study combining pelareorep and Keytruda®
In 2021, we continued patient follow-up activities. We published data at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting indicating pelareorep and Keytruda® (pembrolizumab) synergize and show anti-cancer activity in second-line pancreatic cancer patients, which is mediated through the complementary immunotherapeutic effects of the two agents. Key data and conclusions included:
•Disease control was achieved in 42% (5/12) of patients, with one patient achieving a partial response and four patients achieving stable disease;
•On-treatment tumor biopsies showed pelareorep replication and increased infiltration of CD8+ T cells and PD-L1+ cells relative to pre-treatment samples;
•Patients achieving disease control showed reductions in pro-tumor regulatory T cells in the peripheral blood and tumor tissue compared to those with progressive disease;
•Patients achieving disease control showed increased activation of anti-cancer CD8+ T cells in the peripheral blood compared to those with progressive disease; and
•Pelareorep-pembrolizumab combination therapy was found to be well tolerated, with most treatment-related adverse events being grade 1 or 2.

CAR T preclinical activities

In February 2021, we published results at the CAR-TCR Summit Europe 2021, in collaboration with investigators at the Mayo Clinic, showing that loading CAR T cells with pelareorep vastly improved their persistence and efficacy in a murine solid tumor model in contrast to preclinical studies using intratumoral infection with the VSV oncolytic virus that weakened CAR T cells. For the remainder of the year, we continued with ongoing and initiated new collaboration activities to develop and evaluate pelareorep and CAR T cell combination therapy.

Other preclinical activities

In September 2021, we published preclinical data demonstrating the synergistic immunotherapeutic effects of pelareorep combined with radiotherapy in a murine cancer model at The International Conference on Immunotherapy Radiotherapy Combinations.
•Results showed that combining pelareorep and radiotherapy led to an increase in the number of infiltrating anti-cancer CD8+ T cells and prolonged survival, this was seen in the primary tumor that received treatment and in a secondary tumor that was on the other side of the body.
•Compared to single-agent radiotherapy, the pelareorep-radiotherapy combination led to a numerical increase in survival, which reached statistical significance when anti-PD-1 therapy was added to the treatment regimen.

In December 2021, we published preclinical data demonstrating the synergistic anti-leukemic effects of pelareorep combined with the chemotherapeutic agent azacitidine at the 2021 American Society of Hematology (ASH) Annual Meeting. Key data and conclusions included:
•Compared to either treatment alone, treatment with pelareorep plus azacitidine led to a statistically significant reduction (p<0.01) in tumor burden in a leukemia xenograft mouse model;
•Compared to either treatment alone, treatment with pelareorep plus azacitidine led to a statistically significant (p<0.001) synergistic enhancement of anti-leukemic activity against AML cell lines, a benefit that was confirmed in AML patient samples in vitro; and
•The combination of pelareorep and azacitidine dramatically upregulated multiple genes known to drive anti-cancer immune responses such as IFNβ1, BATF2, IL-12β, CCL2, TLR3, and PD-L1.

Post 2021 Developments

In January 2022, we completed enrollment for the three-patient safety run-ins for two of the four cohorts (first-line metastatic pancreatic and third-line metastatic colorectal cancer) in our GOBLET study. The safety-run in for the pancreatic cancer cohort was successfully completed in February 2022 following evaluation by the study's Data Safety Monitoring Board, while the safety run-in for the colorectal cancer remained ongoing.

In January 2022, Adlai advanced to the second of the three dose escalation cohorts of the bridging clinical trial after dosing in the first dose escalation cohort was completed with no safety issues reported. The second dose escalation cohort is the equivalent dose that was administered in the IND.213 study, which reported a near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients.

Manufacturing and Process Development

Throughout 2021, we continued distribution and storage activities, sourcing materials required for our planned product fills, and conducted various routine tests related to product fills. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep at the 100-liter scale. Ongoing bulk manufacturing and expanded filling capabilities are both part of the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the The United States Food and Drug Administration ("FDA"), for product approval.

Intellectual Property

At the end of 2021, we had been issued 310 patents, including 28 US and 14 Canadian patents, as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. "at-the-market" equity distribution agreement
In 2021, we sold 8,401,029 common shares for gross proceeds of US$27,158,080 at an average price of US$3.23. We received, net of commissions of US$814,743, proceeds of US$26,343,337. In total, we incurred share issue costs (including commissions) of $1,256,280.

Warrant exercise
In 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.

Financial Impact

We had estimated that our cash requirements for 2021 to fund operations for the year would be between $23 - $25 million. Our actual cash usage for the year was $22,434,009 for operating activities, $285,948 for the acquisition of property and equipment, and $365,510 for the payment of office leases. Our net loss for the year was $26,304,279.

Cash Resources

We ended 2021 with cash and cash equivalents totaling $41,262,044 (see “Liquidity and Capital Resources”).

Expected Pelareorep Development For 2022

Our planned 2022 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our primary 2022 clinical objectives will focus on BRACELET-1 and GOBLET enrollment, and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and other possible clinical development opportunities. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2022 manufacturing program includes assessing a process development plan investigating application of single-use equipment to our drug substance production process, and to complete a manufacturing production run. We also expect to fill products and perform the associated analytical testing, carry out process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2022 will be approximately $28 - $33 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements, we use IFRS as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, revenue recognition, the calculation of share-based compensation and warrant derivative (see Note 4 "Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of the agreements with our vendors are subject to negotiation, vary from contract to contract, and may result in uneven payment flows to our vendors. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods.
Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with the Licensing Agreement with Adlai Nortye Biopharma Co., Ltd. The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties, and sales-based milestone payments. We account for a contract with a customer when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties, and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.

Accounting Standards and Interpretations Issued but Not Yet Effective

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. We are assessing the impact of adopting this standard on our consolidated financial statements.

Significant Estimates

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Clinical trial expenses
Clinical trial expenses represent a significant component of our research and development expenses and we outsource a significant portion of these activities to third-party contract research organizations. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to these organizations. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. As part of preparing our audited consolidated financial statements, we estimate the expense to recognize based on services that have been performed by the contract research organizations. When making these estimates, we use operational and contractual information from third-party service providers, operational data from internal personnel, and considerable judgment. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Valuation of share-based compensation
Estimating fair value for stock options granted requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. We have chosen to use the Black-Scholes valuation model (“Black-Scholes” or the “Model”) to calculate the fair value of our stock options. Black-Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black-Scholes is the appropriate option pricing model to use for our stock options at this time. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted issued are disclosed in Note 10 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share-based compensation expense for the year of $3,825,901. However, given the above discussion, these amounts could have been different and still be in accordance with IFRS.
Valuation of warrant derivative
Estimating fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. We have chosen to use Black-Scholes to calculate the fair value of our warrant derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value for warrant derivative are disclosed in Note 8 of our audited consolidated financial statements. Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded a non-cash change in fair value of warrant derivative for the year of $17,117. However, given the above discussion, these amounts could have been different and still be in accordance with IFRS.
Income taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.
To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.
Leases
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.
We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.
We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.
Selected Annual Information

	2021	2020	2019
Revenue	$—	$—	$—
Consolidated net loss(1)(2)	$(26,304,279)	$(22,505,057)	$(33,122,888)
Basic and diluted loss per share(2)(3)	$(0.49)	$(0.56)	$(1.50)
Total assets(3)	$45,880,191	$34,345,567	$19,657,865
Cash dividends declared per share(4)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2021 is a non-cash change in fair value of warrant derivative gain of $17,117 (2020 - gain of $3,491,928; 2019 - loss of $12,608,808).

(2) Included in consolidated net loss and loss per common share for 2021, 2020, and 2019 are share-based compensation expenses of $3,825,901, $2,558,974 and $1,470,153, respectively.
(3) We issued 8,876,809 common shares for net cash proceeds of $33.4 million in 2021 (2020 - 13,968,527 common shares for net cash proceeds of $40.2 million; 2019 - 14,798,704 common shares for net cash proceeds of $21.5 million).

(4) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $26,304,279 compared to $22,505,057 and $33,122,888 for the years ended December 31, 2020 and December 31, 2019, respectively.

Research and Development Expenses (“R&D”)

	2021	2020	2019
Clinical trial expenses	$3,204,862	$3,054,869	$2,189,622
Manufacturing and related process development expenses	1,546,826	3,384,172	3,776,288
Intellectual property expenditures	617,631	906,657	827,375
Translational science expenses	672,653	317,757	143,966
Personnel-related, share-based compensation, and other expenses	6,878,399	5,281,055	3,880,746
Research and development expenses	$12,920,371	$12,944,510	$10,817,997

Clinical Trial

Clinical trial expenses include those costs associated with our clinical trial program which primarily included expenses related to the preparation and development of our breast cancer program, as well as immunotherapy combinations in other selected cancers. Included in clinical trial expenses are regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial program.

	2021	2020	2019
Clinical trial expenses	$3,204,862	$3,054,869	$2,189,622

During 2021, our clinical trial expenses were $3,204,862 compared to $3,054,869 and $2,189,622 for the years ended December 31, 2020 and December 31, 2019, respectively. In all three years, our clinical trial program focused mainly on developing our breast cancer program. In 2021 and 2020, these activities included AWARE-1 direct patient costs and data analysis costs, as well as our portion (net of Pfizer's contribution) of costs related to BRACELET-1 trial initiation, patient enrollment, treatment, and data analysis. In 2019, costs related to developing our breast cancer program included startup activities and patient enrollment and treatment for AWARE-1, as well as our portion (net of Pfizer's contribution) of trial initiation activities related to BRACELET-1. We also incurred costs to complete our supporting regulatory documents and key opinion leader activities.
In 2021, we also incurred costs related to GOBLET trial initiation, patient enrollment and treatment, as well as costs related to our ongoing ISTs and data management consultants. In 2020, our other clinical activities included GOBLET study initiation expenses, costs related to our ongoing ISTs, data management consultant costs, and close-out costs related to our fully enrolled legacy clinical trials. In 2019, our other clinical activities included costs related to closing out our fully enrolled legacy clinical trials and an ongoing IST in pancreatic cancer.

We expect our clinical trial expenses to increase in 2022 compared to 2021. During 2022, we will focus on BRACELET-1 and GOBLET enrollment, and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third-party direct manufacturing costs, quality control testing, fill, label, packaging, and storage costs. Process development expenses include costs associated with studies that examine components of our manufacturing and analytical processes looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2021	2020	2019
Product manufacturing expenses	$1,272,816	$3,237,960	$3,535,632
Process development expenses	274,010	146,212	240,656
Manufacturing and related process development expenses	$1,546,826	$3,384,172	$3,776,288

Our M&P expenses for 2021 were $1,546,826 compared to $3,384,172 and $3,776,288 for the years ended December 31, 2020 and December 31, 2019. In 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, sourcing materials required for our planned product fills in the upcoming years, as well as various routine tests related to product fills. In 2020, our product manufacturing costs primarily related to the completion of a current Good Manufacturing Practices ("cGMP") production run, two product fills and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product. In 2019, our product manufacturing costs primarily related to the completion of training and engineering production runs and the associated product testing, shipping and storage costs of our bulk and vialed product, and an ongoing product fill.

Our process development expenses for 2021 were $274,010 compared to $146,212 and $240,656 for the years ended December 31, 2020 and December 31, 2019, respectively. During 2021 and 2020, our process development activities focused on analytical development and stability studies. During 2019, our process development activities focused on analytic development studies.

We expect our M&P expenses for 2022 to increase compared to 2021. In 2022, we intend to assess a process development plan investigating application of single-use equipment to our drug substance production process and expect to complete a manufacturing production run. We also expect to fill products and perform the associated analytical testing, carry out process development activities, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our process validation master plan.

Intellectual Property

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2021	2020	2019
Intellectual property expenses	$617,631	$906,657	$827,375

Our intellectual property expenses for 2021 were $617,631 compared to $906,657 and $827,375 for the years ended December 31, 2020 and December 31, 2019, respectively. The change in intellectual property expenditures in 2021 compared to 2020 and 2019 mainly reflected the lapsing of non-core patents in certain jurisdictions and foreign exchange fluctuations. At the end of 2021, we had been issued over 310 patents, including 28 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions.

We expect that our intellectual property expenses will remain consistent in 2022 compared to 2021.

Translational Science

Translational science expenses are intended to expand our intellectual property related to pelareorep and identify potential licensing opportunities arising from our technology base.

	2021	2020	2019
Translational science expenses	$672,653	$317,757	$143,966

During 2021, our translational science expenses were $672,653 compared to $317,757 and $143,966 for the years ended December 31, 2020 and December 31, 2019, respectively. In all three years, our translational science expenses included studies investigating the interaction of the immune system with pelareorep, including CAR T therapy and bispecific antibodies in 2021.

We expect that our translational science expenses in 2022 will increase compared to 2021. We expect to complete our ongoing activities carried over from 2021 and will continue to be selective in the types of new program we enter into in 2022.

Personnel-Related, Share-Based Compensation, and Other Expenses

	2021	2020	2019
R&D personnel-related expenses	$4,754,043	$4,135,300	$3,096,231
Share-based compensation	2,086,608	1,043,373	561,420
Other R&D expenses	37,748	102,382	223,095
Personnel-related, share-based compensation, and other expenses	$6,878,399	$5,281,055	$3,880,746

In 2021, our personnel-related, share-based compensation. and other expenses were $6,878,399 compared to $5,281,055 and $3,880,746 for the years ended December 31, 2020 and December 31, 2019, respectively.

The change in R&D personnel-related expenses in 2021 compared to 2020 was due to a change in salary level and an increase in headcount as we expanded our U.S. office, partly offset by lower recruitment-related costs. The change in R&D personnel-related expenses in 2020 compared to 2019 was due to an increase in headcount as we expanded our U.S. office, recruitment-related costs and a change in salary level, partly offset by personnel cost recovery from Pfizer related to BRACELET-1.

The change in non-cash share-based compensation in 2021 compared to 2020 was primarily due to the vesting of options previously granted to officers, employees and consultants. The change in non-cash share-based compensation in 2020 compared to 2019 was primarily due to the vesting of a higher number of options granted with a higher grant date fair value in 2020.

The change in Other R&D expenses over the three years was primarily due to decreased travel expenses as a result of COVID-19.

We expect our personnel-related, share-based compensation and other expenses to increase in 2022 compared to 2021 as we look to continue expanding our U.S. office.

Operating Expenses

	2021	2020	2019
Public company-related expenses	$8,161,439	$7,432,418	$5,089,918
Office expenses	2,961,777	3,120,290	3,074,416
Share-based compensation	1,739,293	1,515,601	908,733
Depreciation - property and equipment	130,243	88,957	122,982
Depreciation - right-of-use assets	321,822	357,230	362,592
Operating expenses	$13,314,574	$12,514,496	$9,558,641

Public company-related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent, and other fees relating to our U.S. and Canadian stock listings. In 2021, we incurred public company-related expenses of $8,161,439 compared to $7,432,418 and $5,089,918 for the years ended December 31, 2020 and December 31, 2019, respectively. The change in public company-related expenses in 2021 compared to 2020 was primarily due to increased directors and officers insurance premiums and increased investor relations activities, partly offset by lower business development consulting activities. The change in public company-related expenses in 2020 compared to 2019 was primarily due to increased directors and officers insurance premiums, increased investor relations and business development activities, and the associated professional expenses. This is partly offset by decreased travel related expenses as a result of COVID-19 and transaction costs of $233,143 incurred in 2019 related to our August 2019 public offering (see Note 9 of our audited consolidated financial statements).

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases, and other office-related costs. In 2021, we incurred office expenses of $2,961,777 compared to $3,120,290 and $3,074,416 for the years ended December 31, 2020 and December 31, 2019, respectively. The change in office expense in 2021 compared to 2020 was primarily due to costs associated with changes in personnel in 2020. The change in office expenses in 2020 compared to 2019 was primarily due to the timing of filling open positions in our U.S. office and a change in salary level.

The change in non-cash share-based compensation in 2021 compared to 2020 was primarily due to the vesting of options that were previously granted to officers, employees, consultants, and independent board members. This is partly offset by a lower number of vesting share awards granted to independent board members as a result of a change in compensation arrangement.

The change in non-cash share-based compensation in 2020 compared to 2019 was primarily due to the vesting of a higher number of options granted with a higher grant date fair value in 2020.

We expect our operating expenses in 2022 to increase compared to 2021.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2021	2020	2019
Change in fair value of warrant derivative	$17,117	$3,491,928	$(12,608,808)

For the year ended December 31, 2021, we recognized a gain of $17,117 on the change in fair value of our warrant derivative compared to a gain of $3,491,928 and a loss of $12,608,808 for the years ended December 31, 2020 and December 31, 2019, respectively. The change in fair value in 2021 and 2020 was based on several factors, including changes in market price of our shares, and the revaluation on warrants exercised. The change in fair value in 2019 was based on several factors, including changes in the market price, the revaluation on warrants exercised, as well as a decrease in the remaining term of the warrants and changes in estimated future volatility of our common shares. The number of outstanding warrants was 64,035, 265,757, and 1,684,126 as at December 31, 2021, December 31, 2020, and December 31, 2019, respectively.

Foreign Exchange Loss

	2021	2020	2019
Foreign exchange loss	$(135,636)	$(659,173)	$(316,719)

For the year ended December 31, 2021, our foreign exchange loss was $135,636 compared to a loss of $659,173 and a loss of $316,719 for the years ended December 31, 2020 and December 31, 2019, respectively. The foreign exchange loss incurred in all three years was primarily due to unrealized translation loss on U.S. dollar denominated cash balances.

Summary of Quarterly Results
(in thousands, except per share data)

	2021				2020
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(7,751)	(4,872)	(7,246)	(6,435)	(9,329)	(6,749)	(6,827)	400
Basic (loss) earnings per common share(1)(2)	$(0.14)	$(0.09)	$(0.13)	$(0.13)	$(0.21)	$(0.16)	$(0.17)	$0.01
Diluted loss per common share(3)	$(0.14)	$(0.09)	$(0.13)	$(0.13)	$(0.21)	$(0.16)	$(0.17)	$(0.04)
Total assets(4)	45,880	52,593	56,309	54,180	34,346	31,242	34,604	34,553
Total cash(4)	41,262	48,087	50,799	50,362	31,220	26,711	29,911	30,567
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share between December 2021 and January 2020 are non-cash change in fair value of warrant derivative gain (loss) of $49,522, $52,216, $80,159, $(164,780), $(213,168), $60,264, $(507,150), and $4,151,982, respectively.
(2)Included in net (loss) income and (loss) earnings per common share between December 2021 and January 2020 are quarterly share-based compensation expenses of $1,128,663, $1,006,920, $1,032,242, $658,076, $1,704,453, $201,076, $260,640 and $392,805, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 8,876,809 common shares for net cash proceeds of $33.4 million in 2021 (2020 - 13,968,527 common shares for net cash proceeds of $40.2 million).
(5)We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three months ended December 31, 2021 and 2020 was as follows:

	2021	2020
Expenses
Research and development	$3,679,471	$4,061,464
Operating	3,775,386	4,010,894
Loss before the following	(7,454,857)	(8,072,358)
Change in fair value of warrant derivative	49,522	(213,168)
Foreign exchange loss	(325,800)	(1,052,531)
Interest income, net	22,155	9,385
Loss before income taxes	(7,708,980)	(9,328,672)
Income tax expense	(42,276)	—
Net loss	(7,751,256)	(9,328,672)
Other comprehensive loss - translation adjustment	(18,712)	(144,433)
Net comprehensive loss	$(7,769,968)	$(9,473,105)

Basic and diluted loss per common share	$(0.14)	$(0.21)
Weighted average number of shares (basic and diluted)	55,025,655	44,108,936

Fourth Quarter Review of Operations

Net loss for the three months ended December 31, 2021 was $7,751,256 compared to $9,328,672 for the three months ended December 31, 2020.

Research and Development Expenses (“R&D”)

	2021	2020
Clinical trial expenses	$627,976	$1,200,998
Manufacturing and related process development expenses	269,776	434,943
Intellectual property expenditures	92,868	106,940
Translational science expenses	222,138	70,815
Personnel-related, share-based compensation, and other expenses	2,466,713	2,247,768
Research and development expenses	$3,679,471	$4,061,464

Clinical Trial Expenses

	2021	2020
Clinical trial expenses	$627,976	$1,200,998

During the fourth quarter of 2021, our clinical trial expenses were $627,976 compared to $1,200,998 for the fourth quarter of 2020. In the fourth quarter of 2021, our clinical trial costs mainly related to our portion (net of Pfizer's contribution) of BRACELET-1 patient enrollment and treatment activities, GOBLET startup and patient enrollment and treatment activities, as well as costs related to our ongoing ISTs and data management consultants. In the fourth quarter of 2020, our clinical trial costs mainly related to AWARE-1 patient enrollment and treatment and data analysis activities, our portion (net of Pfizer's contribution) of BRACELET-1 patient enrollment and treatment activities, GOBLET trial initiation activities, as well as costs related to our ongoing ISTs and data management consultants.

Manufacturing & Related Process Development Expenses (“M&P”)

	2021	2020
Product manufacturing expenses	$155,094	$399,522
Process development expenses	114,682	35,421
Manufacturing and related process development expenses	$269,776	$434,943

During the fourth quarter of 2021, our M&P expenses were $269,776 compared to $434,943 for the fourth quarter of 2020. During the fourth quarter of 2021, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product. During the fourth quarter of 2020, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product, as well as costs related to a product fill and product test.

Our process development activity for the fourth quarters of 2021 and 2020 related to analytic development studies.

Intellectual Property Expenses

	2021	2020
Intellectual property expenses	$92,868	$106,940

Our intellectual property expenses for the fourth quarter of 2021 were $92,868 compared to $106,940 for the fourth quarter of 2020. At the end of the fourth quarter of 2021, we had been issued over 310 patents, including 28 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions.

Translational Science

	2021	2020
Translational science expenses	$222,138	$70,815

Our translational science expenses were $222,138 for the fourth quarter of 2021 compared to $70,815 for the fourth quarter of 2020. During the fourth quarters of 2021 and 2020, our translational science activities were primarily focused on studies investigating the interaction of the immune system and pelareorep, including CAR T therapy and bispecific antibodies in 2021.

Personnel-Related, Share-Based Compensation and Other Expenses

	2021	2020
R&D personnel-related expenses	$1,847,924	$1,406,242
Share-based compensation	616,039	817,601
Other R&D expenses	2,750	23,925
Personnel-related, share-based compensation, and other expenses	$2,466,713	$2,247,768

Our other research and development expenses were $2,466,713 in the fourth quarter of 2021 compared to $2,247,768 in the fourth quarter of 2020. The change in our R&D personnel-related expenses in the fourth quarter of 2021 compared to the fourth quarter of 2020 was primarily due to salary adjustments and an increase in headcount as we expand our U.S. office.

The change in non-cash share-based compensation in the fourth quarter of 2021 compared to 2020 was primarily due to the vesting of options previously granted to officers, employees, and consultants.

Operating Expenses

	2021	2020
Public company-related expenses	$2,094,793	$2,037,925
Office expenses	1,070,994	978,484
Share-based compensation	512,624	886,852
Depreciation - property and equipment	23,264	21,437
Depreciation - right-of-use assets	73,711	86,196
Operating expenses	$3,775,386	$4,010,894

Our operating expenses for the fourth quarter of 2021 were $3,775,386 compared to $4,010,894 for the fourth quarter of 2020. Public company-related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees, and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the fourth quarter of 2021, our public company-related expenses of $2,094,793 remained consistent with $2,037,925 for the fourth quarter of 2020.

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases, and other office-related costs. During the fourth quarter of 2021, our office expenses were $1,070,994 compared to $978,484 for the fourth quarter of 2020. The change in the fourth quarter of 2021 compared to the fourth quarter of 2020 was primarily due to a change in salary level.

The change in non-cash share-based compensation in the fourth quarter of 2021 compared to 2020 was primarily due to a lower number of vesting share awards granted to independent board members as a result of a change in compensation arrangement.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2021	2020
Change in fair value of warrant derivative	$49,522	$(213,168)

In the fourth quarter of 2021, we recognized a gain of $49,522 on the change in fair value of our warrant derivative compared to a loss of $213,168 in the fourth quarter of 2020. The change in fair value in the fourth quarter of 2021 was a result of several factors, including changes in the market price of our shares. The change in fair value in the fourth quarter of 2020 was based on several factors including changes in the market price of our shares. The number of outstanding warrants was 64,035 and 265,757 as at December 31, 2021 and December 31, 2020, respectively.

Foreign Exchange Loss

	2021	2020
Foreign exchange loss	$(325,800)	$(1,052,531)

Our foreign exchange loss was $325,800 for the fourth quarter of 2021 compared to a loss of $1,052,531 for the fourth quarter of 2020. The foreign exchange loss incurred in 2021 and 2020 was primarily due to unrealized translation loss on U.S. dollar denominated cash balance.

Liquidity and Capital Resources
2021 Financing Activities

U.S. "at-the-market" equity distribution agreement
In 2021, we sold 8,401,029 common shares for gross proceeds of US$27,158,080 at an average price of US$3.23. We received, net of commissions of US$814,743, proceeds of US$26,343,337. In total, we incurred share issue costs (including commissions) of $1,256,280.

Warrant exercise
In 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.
2020 Financing Activities

U.S. "at-the-market" equity distribution agreement
In 2020, we sold 12,182,532 common shares for gross proceeds of US$30,167,117 at an average price of US$2.48. We received, net of commissions of US$905,013, proceeds of US$29,262,104. In total, we incurred share issue costs (including commissions) of $1,741,640.

Warrant exercise
In 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

Liquidity

As at December 31, 2021 and 2020, we had cash and cash equivalents positions and working capital ratios as follows:

	2021	2020
Cash and cash equivalents	$41,262,044	$31,219,574
Working capital ratio	16.69	12.45

We define working capital ratio as current assets divided by current liabilities, as presented on our audited consolidated statement of financial position. The increase in our cash and cash equivalent reflects the cash usage from our operating activities of $22.4 million, $0.3 million for the acquisition of property and equipment, $0.4 million for the payment of office leases along with the cash provided by our financing activities of $33.4 million for the year ended December 31, 2021.

We desire to maintain adequate cash reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To do so, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

As we are a development-stage biopharmaceutical company, we have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. In 2021, we were able to raise funds through our U.S. ATM.

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150 million of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity distribution agreement in June 2020 and March 2021 (see Note 9 of our audited consolidated financial statements). We will use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources. Our current ATM equity distribution agreement provide us with access to, subject to terms and conditions, US$80 million of which we have raised gross proceeds of approximately US$8.7 million at December 31, 2021. We expect to continue to access our equity arrangement to help support our current clinical trial, manufacturing, intellectual property, and translational science programs.

We anticipate that the expected cash usage from our operations in 2022 will be approximately $28 - $33 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources as we expect to fund our expenditure requirements and commitments with existing working capital. Additional activities continue to be subject to adequate resources, and we believe we will have sufficient cash resources and access to additional cash resources through our equity arrangement to fund our presently planned operations into 2023. Factors that will affect our anticipated cash usage in 2022, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as at December 31, 2021:

	Total	Less than 1 year	2 -3 years	4 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$1,987,870	$1,987,870	$—	$—	$—
Lease obligations	807,643	372,707	302,720	132,216	—
Total contractual obligations	$2,795,513	$2,360,577	$302,720	$132,216	$—

In addition, we are committed to payments totaling $21,516,576 for activities related to our clinical trial, manufacturing, and translational science programs which are expected to occur over the next three years. We also have potential contingent obligations relating to the completion of our research and development of pelareorep (see Note 14 of our audited consolidated financial statements). The ultimate amount and timing of these payments is subject to changes in our research and development plan.

Off-Balance Sheet Arrangements

As at December 31, 2021, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2021, 2020, and 2019, we did not enter into any other related party transactions other than compensation paid to Key Management Personnel disclosed in Note 22 of our audited consolidated financial statements.

Financial Instruments and Other Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at December 31, 2021, the carrying amount of our cash and cash equivalents, other receivables, and accounts payable and accrued liabilities approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2021, the fair value of our warrant derivative was $56,017 (December 31, 2020 - $531,228).

Financial risk management
Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 13 of our audited consolidated financial statements) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk connected to our cash and cash equivalent by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.

We mitigate our exposure to credit risk connected to our Pfizer other receivable by entering into collaborations with global biopharmaceutical companies.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $240,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable and accrued liabilities.
Significant balances in foreign currencies at December 31, 2021 are as follows:

U.S. dollar
Cash and cash equivalents	$31,102,844
Other receivables	621,746
Accounts payable and accrued liabilities	(886,891)
$30,837,699

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable and accrued liabilities are all due within the current operating period.

Other MD&A Requirements

We have 57,112,295 common shares outstanding at March 2, 2022. If all of our options, restricted share units and performance share units (5,379,015), common share purchase warrants with a $9.025 exercise price (16,443,500 warrants exercisable into 1,730,894 common shares), and common share purchase warrants with a US$0.90 exercise price (64,035) were exercised or were to vest, we would have 64,286,239 common shares outstanding.
Our 2021 annual report on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2021, and has concluded that such internal control over financial reporting is effective as of December 31, 2021. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third-party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

All of our potential products, including pelareorep, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, pelareorep, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early-stage human clinical trials, whether pelareorep will prove to be safe and effective in humans. Pelareorep will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market pelareorep commercially. There can be no assurance that the research and development programs we conduct will result in pelareorep or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that pelareorep is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including but not limited to:

•the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
•preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;
•manufacturing costs or other production factors may make manufacturing of products ineffective, impractical, and non-competitive;
•proprietary rights of third parties or competing products or technologies may preclude commercialization;
•requisite regulatory approvals for the commercial distribution of products may not be obtained; and
•other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

Our business, including our research and development operations, has been and may continue to be adversely affected by the COVID-19 pandemic.
During 2021, the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic has touched elements of our business operations. COVID-19, including its variants, have created challenges affecting our clinical trial activities, including patient enrollment and site activation, along with our manufacturing supply chain. Some of the challenges have included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business, to date, has not been significant. As well, we believe our financial condition, liquidity, and longer-term strategic development remain on track. However, COVID-19 continues to have a broad adverse impact on the global economy across many industries and has resulted in significant governmental measures being implemented to control the spread of the virus, including quarantines, travel restrictions and business shutdowns, as well as significant volatility in global financial markets.

The extent to which COVID-19 might prolong and/or cause significant disruptions to our business and materially impact our results of operations and our ongoing and planned clinical studies will depend on future developments. These future developments are highly uncertain and cannot be predicted, such as the duration and severity of outbreaks, including future potential waves or cycles, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets. A lack of coordinated responses on risk mitigation and vaccination deployment with respect to the COVID-19 pandemic could result in significant increases to the duration and severity of the pandemic and could have a corresponding negative impact on our business.

If the COVID-19 pandemic worsens or continues for a prolonged period of time, particularly in regions where we or our collaborators and suppliers do business, we could experience disruptions that could significantly impact our current and planned clinical trials, preclinical research and other business activities, including:

•disruption to and delays in preclinical research activities due to an extended closure or reduced capacity of lab facilities;
•further delays or difficulties in enrolling patients in our ongoing and planned clinical trials;
•patients discontinuing their treatment or follow-up visits;
•further delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•disruptions in supply, logistics, or other activities related to the procurement of materials, which could have a negative impact on our ability to conduct preclinical research, initiate, or complete our clinical trials;

•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers, and others;
•interruption of key business activities due to illness and/or quarantine of key individuals and delays associated with recruiting, hiring, and training new temporary or permanent replacements for such key individuals, both internally and at our third-party service providers and strategic partners;
•limitations in resources that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical research, including because of sickness, the desire to avoid contact with large groups of people, restrictions on travel, or prolonged stay-at-home or similar working arrangements;
•delays in receiving approvals from regulatory authorities to initiate our planned clinical trials;
•changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted and incur unexpected costs, or require us to discontinue clinical trials altogether;
•delays in necessary interactions with regulators (including the FDA), ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel;
•disruptions to our strategic partners’ operations, which could delay the development of our product candidates in certain geographical regions and thereby affect the timing of development and commercial milestone payments and royalties on potential future product sales we may receive; and
•limitations on our ability to recruit preclinical research, clinical, regulatory, and other professional staff on the timeframe required to support our research and development programs.

In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. Such financial market volatility may continue and the value of our common shares may be adversely impacted.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition, and operating results.

Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and multiple phases of clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions, and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and possibly other regulatory authorities in other jurisdictions. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to the approval of the facility to manufacture a specific drug, our manufacturing facilities may never become approved of, or there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is generally similar to that of the United States. We could face similar risks in these other jurisdictions as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products we anticipate manufacturing will have to comply with the FDA’s cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions. If we do not comply with healthcare, drug, manufacturing, and environmental regulations, among others, in such jurisdiction, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal, and foreign law, including, but not limited to, requirements regarding occupational health, safety, laboratory practices, healthcare fraud and abuse, environmental protection, and hazardous substance control, and may be subject to other present and future local, provincial, state, federal, and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims.

Use of our product during current clinical trials may entail risk of product liability. We maintain clinical trial liability insurance; however, it is possible this coverage may not provide full protection against all risks. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of current clinical trial coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future. While we carry, and intend to continue carrying amounts believed to be appropriate under the circumstances, it is not possible at this time to determine the adequacy of such coverage.

In addition, the sale and commercial use of our product entails risk of product liability. We currently do not carry any product liability insurance for this purpose. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition, and future prospects.

Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards, and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes and the emergence of new industry standards may render our products obsolete, less competitive, or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts, and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively, or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co. is subject to certain risks and uncertainties related to our dependence on Adlai and doing business in foreign jurisdictions.
On November 16, 2017, we announced that we had entered into a license, development, supply, and distribution agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea, and Taiwan (the “Territories”). Pursuant to the Licensing Agreement, along with payments to be received by us upon meeting certain requirements and milestones, we are also eligible to receive royalty payments in excess of 10% associated with the commercialization of pelareorep for all indications, subject to regulatory approval. Under the terms of the Licensing Agreement, Adlai will be responsible for all clinical, regulatory and commercialization activities respecting pelareorep in the Territories and therefore the Company will be dependent upon Adlai in successfully undertaking those actions in a timely and economic manner and in compliance with all applicable legal and regulatory requirements within the Territories. If Adlai is unable to fulfill its obligations under the terms of the Licensing Agreement and in compliance with all applicable legal and regulatory requirements, including clinical, regulatory and commercialization of pelareorep, our prospective revenue from royalty payments related to the commercialization of pelareorep in the Territories may be materially diminished, delayed or never realized, which could negatively affect our operating results and financial condition.

Further, conducting business with Adlai within the Territories, and specifically China, subjects us to certain economic, political, currency and legal risks, and uncertainties regarding, among other things, the development and commercialization of pelareorep and the release and receipt of payments under the terms of the Licensing Agreement, including the payment of royalties upon commercialization of pelareorep. These risks include:

•different regulatory requirements for drug approvals in foreign countries;
•different standards of care in various countries that could complicate the evaluation of our product candidates;
•different U.S. and foreign drug import and export rules;
•reduced protection for intellectual property rights in certain countries;
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are being developed;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;
•compliance with the FCPA, and other anti-corruption and anti-bribery laws;
•U.S. and foreign taxes;
•foreign currency fluctuations, which could result in reduced revenues, and other obligations incident to doing business in another country;
•a reliance on CROs, clinical trial sites, principal investigators and other third parties that may be less experienced with clinical trials or have different methods of performing such clinical trials than we are used to in the U.S.;
•potential liability resulting from development work conducted by foreign distributors; and
•business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

The governments of the Territories, and specifically the Chinese government, exercise significant control over all aspects of their respective economies. Accordingly, any adverse change in the economy, the legal system or governmental, economic or other policies could have a material adverse effect on the business prospects of the Licensing Agreement with Adlai, including our ability to receive money out of China under the terms of the Licensing Agreement. Any disruption in relations, inability to work efficiently or disadvantageous treatment of Adlai by the governments of the Territories or other authorities could have a material adverse effect on our business prospects under the Licensing Agreement. Additionally, the regulatory environment in the Territories is evolving, and officials in the governments in the Territories exercise broad discretion in deciding how to interpret and apply regulations. There can be no assurance that Adlai will be successful in the development and commercialization of pelareorep in the Territories.

We have no operating revenues and a history of losses. We have no products approved for commercial sale, and we may never achieve or sustain profitability.

We are a development-stage biopharmaceutical company. We have incurred significant losses since our inception. To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2021, we had an accumulated deficit of $393.4 million and we incurred net losses of $26.3 million, $22.5 million and $33.1 million for the years ended December 31, 2021, 2020, and 2019, respectively. We anticipate that we will continue to incur significant losses during 2022 and in the foreseeable future. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. We do not expect to reach profitability at least until after the successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we will need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities.
Oncolytics, from time to time, along with all other pharmaceutical research and development entities, may have restricted access to capital, bank debt and equity, and, from time to time, may face increased borrowing costs. Although our business and asset base have not changed, the lending capacity of all financial institutions fluctuates causing a corresponding change in risk premiums. As future operations will be financed out of funds generated from financing activities, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the pharmaceutical industry and our securities in particular.

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering or otherwise, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our existing shareholders. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.